September 29, 2006

VIA FEDERAL EXPRESS AND BY EDGAR

Ms. Nili Shah

Accounting Branch Chief

Mail Stop 7010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0510

Re:	Wise Metals Group LLC Form 10-K Annual Report
for the Year Ended December 31, 2005
Filed March 31, 2006
File No. 3-117622

Dear Ms. Shah:

Enclosed please find our response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated September 1, 2006 (the “Comment Letter”) with respect to Wise Metals Group LLC (the “Company”) Form 10-K Annual Report (“10-K”) for the year ended December 31, 2005. Your letter was in response to our initial response letter of August 17, 2006 to your original comment letter of July 17, 2006.

Set forth below are our responses to the comments raised in the Comment Letter. For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 6. Selected Consolidated Financial Information, page 19

Comment 1.	We note from your response to prior comment one that you use adjusted EBITDA as a performance measure rather than a liquidity measure. However, this assertion does not appear to be consistent with your disclosure on page 20. Specifically, you disclose that investors and noteholders use adjusted EBITDA to evaluate your ability to service debt, which implies that this measure is in fact a liquidity measure. Accordingly, it would appear that the most directly comparable financial measure in accordance with GAAP to which you should reconcile this measure would be cash flows from operations. Alternatively, if you continue to

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believe that adjusted EBITDA is a performance measure please remove the above reference from your disclosure or please advise. Furthermore, if you continue to believe that adjusted EBITDA is a performance measure, please tell us how you concluded that this measure is material to an investor’s understanding of your financial condition and/or liquidity, pursuant to question 10 of the SEC’s Frequently Asked Questions Regarding the Use of NonGAAP Measures.

Response 1.	The Company notes the Staff’s comment and respectfully submits that we continue to assert that we use adjusted EBITDA as a measure of performance. Adjusted EBITDA is material to our investors’ understanding of our financial condition as it is a key indicator of our current operating performance which directly affects our current and future financial condition. The banks with which we do business use Adjusted EBITDA as a measure of the Company’s financial performance and our ability to carry levels of indebtedness.

Adjusted EBITDA differs substantially from a pure liquidity or cash flow measure. For example, adjusted EBITDA excludes payments of principal and cash interest on debt and changes in working capital. As a result, we believe Adjusted EBITDA is not a measure of liquidity.

Comment 2.	Additionally, we have reviewed your disclosures of the three required items addressed by Question 10 of the SEC’s Frequently Asked Questions Regarding the Use of Non-GAAP Measures and have the following comments. In your response, please address each bullet point.

•     You are required to disclose the materiality of the credit agreement and the covenant. However, in your disclosure you do not address the amount of your credit agreement nor do you provide specific information about each of the covenants that you must achieve. Please revise in future filings and show us your proposed disclosure.

•     You are required to disclose the amount or limit required for compliance with the covenant. It is unclear to us how you concluded that your disclosure met this requirement. Specifically, your disclosure describes the process of determining your net liquidity rather than the above required information. Please revise your disclosure in future filings to provide the specific covenants and the amounts or limits required for compliance with the covenant. Please also show us your proposed disclosure.

•     You are required to disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity. We note that you disclose that default could have a material adverse effect on your liquidity. However, this disclosure does not address the effects of compliance or non-compliance with the covenant. For example, if you were to default, discuss consequences such as whether your debt would become immediately due or whether you would have to seek funding from other sources to continue operations.

September 29, 2006

Response 2.	We agree with each of your comments above and have prepared the following disclosure which addresses your comments. We will implement this disclosure in our quarterly report on Form 10-Q for the period ended September 30, 2006.

Proposed Disclosure:

Our total available credit under our revolving credit facility is $207 million which represents our primary source of liquidity for our working capital needs. Our ability to borrow the full available amount of our credit facility is limited by the available borrowing base under the revolving credit facility as determined based on a borrowing base formula which relates to the collateral value of trade receivables and inventory on a basis approximating the lower of current cost (on a first-in first-out or FIFO basis) or fair market value. This borrowing base is then compared to the outstanding loan balance (including outstanding letters of credit) to determine a net amount available for additional borrowings (“Availability”).

This credit facility requires also that we comply with either a minimum “Adjusted EBITDA” or an Adjusted Excess Availability calculation as defined by this agreement. These covenants are measured on a monthly basis.

As described in note 3, Adjusted EBITDA is earnings before interest, taxes, depreciation and amortization adjusted for the effects of LIFO and SFAS No. 133 mark to market charge. Adjusted Excess Availability is determined as Availability adjusted to remove any contractual sub-limits such as those for inventory or any limitations on the maximum amount of the revolving credit facility.

This credit facility was amended on August 4, 2006 which, among other things, modified our compliance requirements for our debt covenants. We are not required to comply with either the Adjusted EBITDA or Adjusted Excess Availability calculation until month ends beginning after July 31, 2006.

Subsequent to July 31, 2006 we must either meet the minimum Adjusted EBITDA levels as noted within our credit agreement, or the Adjusted Excess Availability must be equal to or greater than $20,000,000 for each of the ten (10) consecutive days immediately preceding the last day of the month. We were in compliance with the covenants for the month ended August 31, 20006.

If we do not comply with these or other covenants and restrictions contained in our senior secured credit facility, the indenture and other agreements governing our indebtedness, we could be in default under those agreements, and the debt under those instruments, together with accrued interest, could then be declared immediately due and payable. If we default under our senior secured credit facility, the lenders could cause all of our outstanding debt obligations under our senior secured credit facility to become due and payable, require us to apply all of our cash to repay the indebtedness or prevent us from making debt service payments on any other indebtedness we owe. In addition, any default under our senior secured credit facility or agreements governing our other indebtedness could lead to an acceleration of debt under other debt instruments that contain cross-acceleration or cross-default provisions. If the

September 29, 2006

indebtedness under our senior secured credit facility and indenture is accelerated, we may have to seek other sources of financing or otherwise may not have sufficient assets to repay amounts due under our senior secured credit facility, our senior secured notes or under other debt securities then outstanding. Our ability to comply with these provisions of our senior secured credit facility, the indenture and other agreements governing our other indebtedness may be affected by changes in the economic or business conditions or other events beyond our control.

Comment 3.	Please also address the following comments relating your use of adjusted EBITDA.

•      You disclose on page 19 the definition and use of adjusted EBITDA, however you provide none of the additional information required by Question 10 of the SEC’s Frequently Asked Questions Regarding the Use of Non-GAAP Measures on this page. Please either include all of the disclosures discussed in question 10, as well as those in response to our comments as part of footnote (2) on page 19. Alternatively, in footnote (2), please make reference to the relevant pages in your management’s discussion and analysis and your notes to your financial statements that present these disclosures.

•      You disclose that you include adjusted EBITDA information because it is used to measure your compliance with debt covenants. We note from Section 3 of Exhibit 10.1 Amendment .No.4 to Amended and Restated Loan Agreement to your Form 10-Q for the period ended September 30, 2005, that the calculation of EBITDA “shall not include the effects of any non cash accounting adjustments for FASB 133 or any non cash LIFO reserves”. Please tell us why you exclude additional items such as early extinguishment of debt, income from affiliate, nonrecurring charges, severance charges and credits and cumulative effect of change in accounting, as disclosed on page 19. Please revise your disclosures in future filings to conform your presentation of adjusted EBITDA to exactly the measure required by your covenants. Otherwise, please advise why you believe your presentation is appropriate.

•      In your first and second quarter Forms 10-Q we note that your credit facility agreement was amended to not require you to meet certain covenants for a specified time period. We note in your Form 10-K for the period ended December 31, 2005 that you are silent as to whether you were in compliance with your debt covenants. In future filings, please disclose whether you are in compliance with debt covenants and the consequences for a breach of your covenants, regardless of your ability or intention to cure the violation.

•      In addition, please clarify to us and in future filings whether you can actually borrow the full amount available under your revolving credit facility without violating any of your existing debt covenants. Please also specifically state the remaining amount available at the balance sheet date.

September 29, 2006

Response 3.	We believe that our response to Comment No. 2 above addresses the Staff’s comments in the first and fourth bullet points above.

With respect to the second bullet point, we agree with the Staff’s comment, and will revise our future filings to conform our presentation of Adjusted EBITDA to the “current definition” of Adjusted EBITDA. We expect to file our amended Form 10-K for the period ended December 31, 2005 in conjunction with our filing of our third quarter Form 10-Q and will revise the relevant disclosure therein accordingly.

In response to the Staff’s comment in the third bullet point above, as noted above, in future filings we will disclose our compliance with (or waiver of non-compliance) as well as the impact of non-compliance. Please reference the above revised disclosure.

Item 7 - Management’s Discussion and Analysis, page 20

Comment 4.	We note your response to prior comment two. Please clarify the following:

•     You state that you adjust sales due to the LIFO impact in calculating conversion revenue because metal costs are passed through to your customers. However, we note that you do not adjust cost of sales for the LIFO impact. Please tell us why you adjust cost of sales for only metal costs when calculating the conversion cost.

•     Please tell us whether your metal costs are on a FIFO basis. If so, please tell us why you add the increase in the LIFO reserve from the prior year end to the current year end in computing your conversion revenue. If your conversion revenue represents revenue exclusive of pass through metal costs on a LIFO basis, we would have expected you to calculate conversion revenue as sales less the pass through costs related to metal (on a FIFO basis) and less the increase in the LIFO reserve for the pass through LIFO adjustment.

•     Furthermore, you discuss the two components to your pricing under industry standards for can sheet pricing. Please confirm to us, if true, that the excluded metal costs noted above reflect both components of pricing. If so, please clarify this point in future filings.

•     You state that you estimate interim LIFO calculations based on estimates of expected year-end inventory levels and costs. Please tell us why you have estimated an interim LIFO adjustment of $0 for the three and six months ended June 30, 2006.

Response 4.	In response to the Staff’s comment in the first bullet point above, we note that the Company adjusts sales versus cost of sales as, for this purpose, we consider the collection of metal costs from our customers more a-kin to to the collection of an agent fee versus a sale. The metal costs collected from our customers (“metal revenue”) are more closely tied to our metal costs not on a LIFO basis. See further discussion in our response immediately below.

September 29, 2006

In response to the Staff’s comment in the second bullet point above, we advise the Staff that our metal costs, which are passed on to our customers, are determined by an industry-wide calculation and are based more on market rates at the time of metal acquisition and thus are on a FIFO basis. However our basis of metal costs for accounting purposes is LIFO. So while we pass these costs directly to our customers on a pre-determined formula basis, our true cost (in terms of cost of sales) is based on LIFO. We do not pass through our LIFO adjustments to our customers. Therefore, we review conversion margin on a FIFO basis for our operating metric and our adjustment as outlined in our 10-K is merely a means to get our metal costs to FIFO for our operating metric.

In response to the Staff’s comment in the third bullet point above, we note that the two components of pricing in our industry are metal costs and conversion prices. Our disclosure delineates these two components by separating “metal revenue” as passed on to customers from total sales, which gives us a net conversion price amount that constitutes the second component of our pricing to customers. We respectfully submit that our current disclosure clearly identifies these two components included in our total revenues.

In response to the Staff’s comment in the third bullet point above, we advise the Staff that we perform a review of our LIFO reserve on a quarterly basis to determine the adequacy of the reserve based on our expectations of what it will need to be at the end of year. This review is based on projected periodic and year-end inventory levels as well as our expected year-end metal prices and inventory mix. We have estimated our year-end inventory pounds on hand for 2006 (which we expect to be less than 2005 levels) and have anticipated that increased costs will offset this effect resulting in a LIFO reserve relatively consistent with our current reserve.

We will continue to review these assumptions and estimates on a quarterly basis and will adjust the reserve as warranted based on these calculations.

Segments

Comment 5.	We note from your response to prior comment seven that you believe you have only one operating segment. It appears that you based this conclusion on the fact that your chief operating decision maker (CODM), whom you have identified as your chief executive officer (CEO), does not review discrete financial information for each company, although it is available. Please clarify the following:

• Please tell us whether your CEO or your board of directors receives any other internal financial information on a regular basis besides the monthly financial report you provided us.

•      Please tell us who in the company receives the discrete financial information for each business and the purposes for which this information is used, as you have indicated that your CEO does not use this information to allocate company resources.

September 29, 2006

•     Given that your CEO does not review the discrete financial information of the individual businesses, it is unclear to us how he allocates company resources or makes informed business decisions, based on consolidated financial information. For example, in looking at your statement of cash flows, you spent $15 million for purchases of equipment for the 2005 fiscal year. Please explain the process in which the company decided to allocate resources towards these purchases, based on your consolidated financial information. In other words, please clarify how your CEO makes decisions for the individual businesses and determines how to allocate specific resources to the individual businesses, based on consolidated information. As part of your response, please provide to us the organizational structure of your company, including Wise Alloys, Wise Recycling and Listerhill Total Maintenance Center, to help us gain a better understanding of how information flows from each of the above listed companies to your CEO.

•     You state that Wise Recycling and Listerhill Total Maintenance represent approximately 8% and less than 1% of your total 2005 sales. Please tell us what percentage of the total each of these businesses’ operating profit, as calculated in paragraph 18(b) of SFAS 131, and assets represented for each period presented, as well as the percentage of total sales each of these businesses’ sales represented for 2004 and 2003.

• Please tell us the basis for management’s bonus, including the extent to which certain employees are compensated for Wise Alloys, Wise Recycling, and Listerhill Maintenance performance.

If you determine that you have more than one operating segment, citing factors set forth in paragraph 17 of SFAS 131, please discuss how you concluded it was appropriate to aggregate. As part of your aggregation analysis, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Response 5.	In response to the first and second bullet points above, we advise the Staff that while other financial information is available and may be reviewed from time to time, the consolidated financial package you have received is the only regular financial package that is regularly distributed and reviewed by our CEO and board of directors. Discrete information for each business is received and used by management within each business to determine plans of operations, to improve performance and to measure performance against any established goals within the business.

In response to the Staff’s comment in the third bullet point above, we submit that Company resources are allocated on a needs basis based on any individual given project, regardless of the business. We have formed a capital management team that

September 29, 2006

reviews all requests for capital, regardless of which business is requesting the capital, and allocates resources based on the merits of a project as it relates to the Company as a whole and on the needs of that particular project. We have attached an organizational chart as Appendix A hereto which indicates the management information flow.

Our CEO reviews total company performance and with input from various management sources will set a total capital budget based on company-wide performance. Our CEO makes all major capital decisions individually in excess of $100,000.

In response to the Staff’s comment in the fourth bullet point above, the Company advises that the percentage of the Company’s total sales attributable to Wise Recycling and Listerhill Total Maintenance was 7% and less than 1% in 2004, and 3% and 0% in 2003, respectively. The percentage of the Company’s Operating Profit, as calculated pursuant to paragraph 18(b) of SFAS No. 131, attributable to Wise Recycling and Listerhill Total Maintenance was 26% and 1% in 2005, 16% and 4% in 2004, and 8% and 0% in 2003, respectively. The percentage of the Company’s total assets attributable to Wise Recycling and Listerhill Total Maintenance was 4% and less than 1% in 2005, and 3% and less than 1% in 2004, respectively.

With respect to the Staff’s comment in the fifth bullet point above, we advise that management bonuses are awarded on an individual basis. Due to the Company’s small size and the small number of managers eligible for bonuses, our CEO is individually involved with all management bonus decisions, including annual performance reviews. Management bonuses and performance reviews are evaluated by management and after management input, are subject to approval by our CEO.

Exhibit 32

Comment 6.	We note from your response to prior comment eight that you intend to amend your filing to include corrected section 906 certifications, but you did not specify the timing of the amendment. Please tell us when you expect to file your amended Form 10-K for the period ended December 31, 2005.

Response 6.	We expect to file our amended Form 10-K for the period ended December 31, 2005 in conjunction with our filing of our third quarter Form 10-Q.

*                     *                     *

September 29, 2006

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are interested in resolving these matters. We would like to schedule a conference call to discuss these issues and reach a satisfactory resolution.

You may contact Kenneth Stastny at (410) 636-6500 to schedule a conference call or discuss any questions regarding this letter.

Very truly yours,

/s/ Kenneth Stastny
Kenneth Stastny

APPENDIX A

Organizational chart